Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Nine Months Ended September 30,
(dollars in thousands)	2010(2)	2011	2012	2013	2014	2015	2014
Net (loss) income	$(39,066)	$6,920	$8,115	$40,338	$287,035	$186,296	$45,805
Income tax (benefit) expense	(22,490)	5,838	8,353	22,977	(143,264)	18,278	33,903
Fixed charges	253,569	239,477	227,155	221,219	182,107	134,109	138,043

Earnings	192,013	252,235	243,623	284,534	325,878	338,683	217,751

Interest expense, net	185,517	170,524	156,762	146,112	105,152	73,925	80,673
Rent under leases representative of an interest factor (1/3)	68,052	68,953	70,393	75,107	76,955	60,184	57,370
Preferred dividends	0	0	0	0	0	0	0

Fixed charges	253,569	239,477	227,155	221,219	182,107	134,109	138,043

Ratio of earnings to fixed charges	0.8x	1.1x	1.1x	1.3x	1.8x	2.5x	1.6x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net (loss) income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the year ended December 31, 2010, earnings were insufficient to cover fixed charges by $61,556.